UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 1
____________________________

JAMBA, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

47023A101
(CUSIP Number)

Mistral Capital Management, LLC Attn: Andrew R. Heyer Managing Director Mistral Equity Partners 650 Fifth Avenue, 31st Floor New York, NY 10019 (212) 616-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
____________________________
with a copy to:
Jeffrey D. Marell, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

March 23, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47023A101	Page 2 of 9 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mistral Equity Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 10,489,400 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 10,489,400 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,489,400 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2% (1)
14	TYPE OF REPORTING PERSON PN

-------------------------
(1)           Includes, on an as-converted basis, 104,894 shares of Series B-1 Convertible Preferred Stock, $0.001 par value per share, of Jamba, Inc. (the “Company” and, the Series B-1 Convertible Preferred Stock, the “Series B-1 Preferred”) beneficially owned by Mistral Equity Partners, LP (“MEP”).  Shares of Series B-1 Preferred, as well as shares of Series B-2 Convertible Preferred Stock, $0.001 par value per share, of the Company (the “Series B-2 Preferred” and, together with the Series B-1 Preferred, the “Preferred Stock”), are convertible at the election of the holders, at any time, into shares of common stock, $0.001 par value per share, of the Company (the “Common Stock”) at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like.  The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

CUSIP No. 47023A101	Page 3 of 9 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mistral Equity Partners QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 3,779,100 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 3,779,100 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,779,100 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (1)
14	TYPE OF REPORTING PERSON PN

-------------------------
(1)           Includes, on an as-converted basis, 37,791 shares of Series B-1 Preferred beneficially owned Mistral Equity Partners QP, LP (“MEP QP”).  Shares of Series B-1 Preferred, as well as shares of Series B-2 Preferred, are convertible at the election of the holders, at any time, into shares of Common Stock at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like.  The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

CUSIP No. 47023A101	Page 4 of 9 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mistral Equity GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 14,268,500 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 14,268,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,268,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1% (1)
14	TYPE OF REPORTING PERSON OO

-------------------------
(1)           Includes, on an as-converted basis, 142,685 shares of Series B-1 Preferred beneficially owned by Mistral Equity GP, LLC (“ME GP”), the general partner of MEP and MEP QP.  Shares of Series B-1 Preferred, as well as shares of Series B-2 Preferred, are convertible at the election of the holders, at any time, into shares of Common Stock at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like.  The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

CUSIP No. 47023A101	Page 5 of 9 Pages
SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew R. Heyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 15,045,000 (1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 15,045,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,045,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.5% (1)
14	TYPE OF REPORTING PERSON IN

-------------------------
(1)           Includes, on an as-converted basis, 142,685 shares of B-1 Preferred owned by MEP and MEP QP and 7,765 shares of B-1 Preferred owned by MEP Co-Invest, LLC (“MEP C-1”).  ME GP is the general partner of MEP and MEP QP. Andrew R. Heyer is the sole managing member and a managing director of ME GP.  Mr. Heyer is also the sole managing member of MEP C-I (who is not a Reporting Person for purposes of this Schedule 13D).  Shares of Series B-1 Preferred, as well as shares of Series B-2 Preferred, are convertible at the election of the holders, at any time, into shares of Common Stock at a rate equal to $115 per share of Preferred Stock divided by the initial conversion price of $1.15 per share, which rate is subject to customary anti-dilution adjustments for stock splits, dividends and the like.  The holders of the shares of Preferred Stock have the right to vote on any matters submitted to a vote of the stockholders of the Company and are entitled to cast that number of votes equal to the aggregate number of shares of Common Stock issuable upon the conversion of such holders’ shares of Preferred Stock at the then-applicable conversion price.

CUSIP No. 47023A101	Page 6 of 9 Pages
SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No.1”) to the Initial Statement on Schedule 13D filed with the Securities and Exchange Commission on June 19, 2009 (the “Initial Statement” and, together with this Amendment No.1, the “Schedule 13D”) relates to common stock, $0.001 par value per share (“Common Stock”), of Jamba, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 6475 Christie Avenue, Suite 150, Emeryville, CA 94608.
Capitalized  terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.  The Initial Statement is supplementally amended as follows.

Item 2. Identity and Background.

No material change.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced in its entirety with the following:

(a)  Based on calculations made in accordance with Rule 13d-3(d) and (i) there being 52,717,478 shares of Common Stock outstanding as of March 4, 2010, as reported in the Company’s Form 10-K (File No. 001-32552) for the year ended December 31, 2009 filed with the SEC on March 10, 2010 and (ii) the Reporting Persons having converted Series B-1 Preferred representing an aggregate of 1,955,000 shares of Common Stock on an as-converted basis.

(i)	MEP may be deemed to beneficially own 10,489,400 shares of Common Stock, constituting approximately 19.2% of the shares of outstanding Common Stock;

(ii)	MEP QP may be deemed to beneficially own 3,779,100 shares of Common Stock, constituting approximately 6.9% of the shares of outstanding Common Stock;

(iii)	ME GP may be deemed to beneficially own 14,268,500 shares of Common Stock, constituting approximately 26.1% of the shares of outstanding Common Stock; and

(iv)	Mr. Heyer may be deemed to beneficially own 15,045,000 shares of Common Stock, constituting approximately 27.5% of the shares of outstanding Common Stock.

CUSIP No. 47023A101	Page 7 of 9 Pages
SCHEDULE 13D

(b)

(i)
MEP may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with ME GP and Mr. Heyer) to vote or dispose or direct the voting or disposition of 10,489,400 shares of Common Stock;

(ii)
MEP QP may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with ME GP and Mr. Heyer) to vote or dispose or direct the voting or disposition of 3,779,100 shares of Common Stock;

(iii)
ME GP may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with MEP, MEP QP and Mr. Heyer) to vote or dispose or direct the voting or disposition of 14,268,500 shares of Common Stock; and

(iv)
Mr. Heyer may be deemed to have the sole power to vote or dispose or direct the voting or disposition of 0 shares of Common Stock, and the shared power (along with MEP, MEP QP, ME GP (with respect to the 14,268,500 shares of Common Stock described in clause (iii) above) and MEP C-I (with respect to 776,500 shares of Common Stock beneficially owned by MEP C-I)) to vote or dispose or direct the voting or disposition of 15,045,000 shares of Common Stock.

(c)  Except as set forth herein and on Schedule A hereto, to the knowledge of the Reporting Persons, none of the Reporting Persons have effected any transactions in shares of Common Stock during the past 60 days.

(d)  Not applicable.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 47023A101	Page 8 of 9 Pages
SCHEDULE 13D

Schedule A
Mistral Equity Partners, LP(1)(5)
Date	Amount of Common Stock Sold	Price
3/17/2010	11,643	$2.30
3/22/2010	121,311	$2.22	(2)
3/23/2010	431,664	$2.20	(3)
3/24/2010	798,382	$2.26	(4)

Mistral Equity Partners QP, LP(1)(5)
Date	Amount of Common Stock Sold	Price
3/17/2010	4,195	$2.30
3/22/2010	43,709	$2.22	(2)
3/23/2010	155,532	$2.20	(3)
3/24/2010	287,664	$2.26	(4)

Mistral Equity Partners QP, LP(1)(5)
Date	Amount of Common Stock Sold	Price
3/17/2010	862	$2.30
3/22/2010	8,980	$2.22	(2)
3/23/2010	31,956	$2.20	(3)
3/24/2010	59,102	$2.26	(4)

(1)	All transactions were made on the open market unless otherwise indicated.
(2)	Represents a weighted average sales price. The price range for the sales is $2.22 to $2.23.
(3)	Represents a weighted average sales price. The price range for the sale is $2.20 to $2.23.
(4)	Represents a weighted average sales price. The price range for the sale is $2.21 to $2.43.
(5)
On March 17, 2010 MEP converted 13,630 shares of Series B-1 Preferred of the Company, MEP QP converted 4,911 shares of Series B-1 Preferred of the Company and MEP C-I converted 1,009 shares of Series B-1 Preferred of the Company.

CUSIP No. 47023A101	Page 9 of 9 Pages
SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 25, 2010

MISTRAL EQUITY PARTNERS, LP
By:	Mistral Equity GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

MISTRAL EQUITY PARTNERS QP, LP
By:	Mistral Equity GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

MISTRAL EQUITY GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

ANDREW R. HEYER
By:	/s/ Andrew R. Heyer
ANDREW R. HEYER

EXHIBIT 1

JOINT FILING AGREEMENT

Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of the undersigned. This Agreement may be executed in one or more counterparts.

Dated as of March 25, 2010

MISTRAL EQUITY PARTNERS, LP
By:	Mistral Equity GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

MISTRAL EQUITY PARTNERS QP, LP
By:	Mistral Equity GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

MISTRAL EQUITY GP, LLC
By:	/s/ Andrew R. Heyer
Name: Andrew R. Heyer Title: CEO and Managing Director

ANDREW R. HEYER
By:	/s/ Andrew R. Heyer
ANDREW R. HEYER